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                       [Neuberger Berman Inc. Letterhead]


                                                                 October 8, 1998


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Filing Desk


                             Neuberger Berman Inc.
        Withdrawal of Registration Statement on Form S-1 (No. 333-61813)

Ladies and Gentlemen:

     Neuberger Berman Inc., a Delaware corporation (the "Company"), requests that the Company's Registration Statement filed on Form S-1 (the "Registration Statement") be withdrawn. The Company has determined that, due to current unfavorable market conditions, the proposed offering would not be in the best interest of the Company. The Company has not made any offers or sales of its common stock pursuant to the Registration Statement.

     Please contact the undersigned at (212) 476-9850 or George E. B. Maguire at a (212) 909-6072 with any comments or questions.

                                        Sincerely,


                                        /s/ C. Carl Randolph

                                        C. Carl Randolph
                                        General Counsel

cc:  William C-L Friar
     Mary Cascio
     Chanetta Reed
     Donald Walker
       Securities & Exchange Commission

     Ralph Arditi, Esq.
     George E. B. Maguire, Esq.
       Debevoise & Plimpton

     Richard Howe, Esq.
       Sullivan & Cromwell